October 10, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (515) 225-8032

Mr. Thomas E. Stanberry
Chairman, President and Chief Executive Officer
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, Iowa 50266

Re: West Bancorporation, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2005
         Definitive Proxy Statement on Schedule 14A filed March 7, 2006
         File No. 0-49677

Dear Mr. Stanberry:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Accounting Branch Chief